Exhibit 99

October 17, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

The Board of Directors of the Bank, at its meeting held today, based on the recommendation of the Governance, Nomination and Remuneration Committee (“GNRC”), considered and approved the re-appointment of Mrs. Lily Vadera (DIN: 09400410) as an Independent Director of the Bank for a period of 3 (three) years with effect from November 26, 2026 to November 25, 2029 (both days inclusive), subject to approval of the shareholders of the Bank.

We wish to inform you that Mrs. Vadera is not related to any other Directors or Key Managerial Personnel of the Bank. Further, she is not debarred from holding the office of a Director, by virtue of any order passed by SEBI or any other such authority. The aforesaid re-appointment shall be placed before the shareholders of the Bank for their approval, shortly.

We further inform that Mr. Kaizad Bharucha (DIN: 02490648), Deputy Managing Director, HDFC Bank has requested cessation from the service of the Bank with effect from the close of business hours on December 31, 2026.

The GNRC and the Board of Directors, at their respective meetings held on October 16, 2026 and October 17, 2026, respected the decision of Mr. Bharucha and accepted his request to be forwarded to the Reserve Bank of India (“RBI”) for approval.

The GNRC and the Board placed on record their sincere appreciation and gratitude for Mr. Kaizad Bharucha’s outstanding contribution to the Bank over a distinguished association spanning more than three decades. During this period, Mr. Bharucha played a significant role in the Bank’s growth and institutional development and made an enduring contribution to the strength and resilience of its business. The Directors particularly acknowledged that the Bank’s robust credit architecture has been one of its defining institutional strengths and recognised Mr. Bharucha as one of the principal architects who helped conceptualise, establish and develop this framework.

The brief profile of Mrs. Vadera is enclosed herewith as Annexure-I.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I – Brief profile of Mrs. Lily Vadera

Mrs. Lily Vadera, has over 34 years of experience in Central banking. She is a M.A in International Relations. She retired as an Executive Director from the Reserve Bank of India (RBI) in October 2020. As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and non-banking finance companies.

During her tenure in RBI, Mrs. Vadera represented the RBI in various international forums such as the Policy Development Group of Basel Committee on Banking Supervision of BIS, Switzerland, Financial Stability Board and the Sub-groups of the G-20 on SME financing and Green financing. Mrs. Vadera also represented RBI on a committee set up by the Government on SME financing.

Mrs. Vadera was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress. She represented RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA).